

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Shawn Matthews
Chief Executive Officer
HCM Acquisition Corp
100 First Stamford Place, Suite 330
Stamford, CT 06902

   Re: HCM Acquisition Corp
        Amendment No. 4 to Registration Statement on Form S-1
        Filed on January 7, 2022
        File No. 333-253673

Dear Mr. Matthews:

   We have reviewed your amended registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 Filed on January 7, 2022

Dilution, page 75

1.   Please explain why the net tangible book deficit per share prior to this offering disclosed in the second paragraph and for the without over-allotment option in the table did not change to $(0.02).

You may contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kevin E. Manz, Esq.